Filed Pursuant to Rule 424(b)(2)

File No. 333-158301

PROSPECTUS SUPPLEMENT

(To prospectus dated March 30, 2009)

1,000,000 Shares

STIFEL FINANCIAL CORP.

Common Stock

Pursuant to the ATM Equity OfferingSM Sales Agreement, or the sales agreement, dated June 3, 2009, between us and Stifel, Nicolaus & Company, Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, during the period from June 4, 2009 through June 11, 2009, we sold 1,000,000 shares of our common stock, $0.15 par value per share. The shares were sold at a weighted average price per share of $45.00. Our gross proceeds from such sales were approximately $45,000,000, and the aggregate gross sales commission to the sales agents was approximately $1,125,000. Our aggregate net proceeds from such sales were approximately $43,700,000, after deducting related expenses, including commissions to the sales agents. The sales agreement was filed as an exhibit to our current report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2009 and is incorporated by reference herein. The offering is now complete.

Our common stock is listed for trading on the NYSE under the symbol “SF.” On June 11, 2009, the last reported sale price of our common stock on the NYSE was $44.20 per share.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, dated March 30, 2009, and the prospectus supplement, dated June 3, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

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Stifel Nicolaus	Merrill Lynch & Co.

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The date of this prospectus supplement is June 11, 2009.